

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-4631

DIVISION OF

CORPORATION FINANCE

Mail Stop 4631

September 4, 2009

Via U.S. Mail and Facsimile

Francis C. Poli, Esq.
Executive Vice President and General Counsel
Cohen & Steers, Inc.
280 Park Avenue
New York, NY 10017

> **Re: Cohen & Steers, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 10, 2009**
> **File No. 333-161230**

Dear Mr. Poli:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 11

1.   Please tell us supplementally the date on which and the manner in which the selling shareholders received the shares.

2.   We note that you are carrying forward 15,975,000 shares from an expiring
        registration statement on Form S-3 (File No. 333-136774). Please tell us whether
        you intend to include shares from any of the other selling shareholders listed in
        your prior registration statement. If so, please be advised that you must also list
        those selling shareholders in the selling stockholder table of the current
        registration statement.

3.   We note your disclosure that the offered shares may include shares to be delivered
        pursuant to outstanding restricted stock units. We also note that your legal
        opinion covers shares issuable pursuant to restricted stock units. Please clarify, in
        your selling shareholder table and the legality opinion, what number of shares is
        already outstanding and what number of shares underlie RSUs. Please also
        briefly address what conditions, if any, must be met in order for the selling
        shareholders to receive the shares.

4.   Footnote (2) to the table indicates that the "shares beneficially owned" does not
        include shares underlying the RSUs. To the extent that the selling shareholders
        have a right to acquire shares underlying the RSUs within 60 days, the selling
        shareholders are deemed to beneficially own those shares, and the shares should
        be reflected in the table. Please see Exchange Act Rule 13d-3, and revise your
        table and notes thereto accordingly.

                                    *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call Chambre Malone, Staff Attorney at (202) 551-3262 or, in her absence, myself at (202) 551-3760.

Sincerely,

Pamela Long
Assistant Director

cc: Joshua Ford Bonnie (via facsimile (212) 455-2502)
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, NY 10017-3954